UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB/A

GENERAL FORM  FOR  REGISTRATION  OF  SECURITIES  OF  SMALL  BUSINESS  ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
______________________________________________________________________________
                 (Name of Small Business Issuer in its charter)

              Nevada
     ------------------------                      ----------------------------
(State  or  other  jurisdiction                    (IRS Employer Identification
 of incorporation or organization)                      number)

8483 Cambie Street,  Suite 204,
Vancouver,  British  Columbia,  Canada                  V6P 3J9
-----------------------------------------           ---------------------------
(Address of  principal  executive  offices)           (Zip Code)

Issuer's  telephone  number:  (604)  893-8778

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of  each  class               Name  of  each  exchange  on  which
     to  be  so  registered               each  class  is  to  be  registered

     N/A                                              N/A
-------------------------------          ------------------------------------

           Securities to be registered under Section 12(g) of the Act:

                   Shares with a par value of $0.001 per share
                   -------------------------------------------
                                 (Title of class)

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

                                     PART I
Item  1.     Description  of  Business                                       3
Item  2.     Description  of  Property                                      13
Item  3.     Directors,  Executive  Officers  and Significant Employees     14
Item  4.     Remuneration  of  Directors  and  Officers                     15
Item  5.     Security  Ownership  of  Management  and  Certain
               Security  Holders                                            16
Item  6.     Interest of Management and Others in Certain Transactions      19
Item  7.     Securities  Being  Registered                                  20

                                     PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common  Equity  and  Other  Shareholder  Matters              20
Item  2.     Legal  Proceedings                                             21
Item  3.     Changes  in  and  Disagreements  with  Accountants             21
Item  4.     Recent  Sales  of  Unregistered  Securities                    21
Item  5.     Indemnification  of  Directors  and  Officers                  24
Item  6.     Management's  Discussion  and  Analysis  of
               Financial Condition and Results of Operations                24
Item  7.     Part  Financial  Statements                                    26

                                    PART III

Item  1.     Index  to  Exhibits                                            42
Item  2.     Description  of  Exhibits                                      42

             SIGNATURES                                                     43

                                 INTRODUCTION

THIS REGISTRATION STATEMENT ON FORM 10-SB, INCLUDING EXHIBITS THERETO, CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE TYPICALLY IDENTIFIED BY THE WORDS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS", "FORECASTS", "PLANS", "FUTURE", "STRATEGY", OR WORDS OF SIMILAR MEANING. VARIOUS FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DESCRIBED IN "RISK FACTORS" IN THIS FORM 10-SB. THE COMPANY ASSUMES NO OBLIGATIONS TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS, CHANGES IN ASSUMPTIONS, OR CHANGES IN OTHER FACTORS, EXCEPT AS REQUIRED BY LAW.

We urge you to be cautious of these forward-looking statements. These statements only reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Herein, all references to "$" refer to U.S. Dollars and all references to shares refer to the shares in our capital stock with a par value of $0.001 per share. Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

We are filing this Form 10-SB on a voluntary basis to provide current, public information to the investment community; to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and to comply with the reporting requirements for listing of our securities. In the event our obligation to file periodic reports under the Securities Exchange Act of 1934 is suspended, we reserve the right to re-evaluate whether to continue filing periodic reports on a voluntary basis.

In this registration statement references to the "Company", "we", "us", and "our" refer to Broadway International Development Corporation.

                                     PART I


ITEM  1.     DESCRIPTION  OF  BUSINESS

The Company was incorporated in the State of Nevada on July 31, 2001 under the name "Magnum Industries Inc." for the purpose of conducting real estate development in the People's Republic of China ("China"). On May 16, 2002, our name was changed to "Broadway International Development Corporation".

We are a developer of real estate in China. Currently, our business objective is to complete the development of our existing land with residential luxury homes and commercial space for sale.


Our current project is Modern Town which has 3 phases as more particularly described herein. Construction on Phase 1 began in June 2003 for completion in October 2004 and consists of 1230 units of which we have pre-sold 788 units as of February 11, 2004 and received Deposits (full purchase price of the unit) of approximately $ 15,186,000. Modern Town is constructed on land licensed from the Government of China for a period of 70 years, expiring on August 4, 2070. This granting of licenses to land is a common practice in China as all land is government-owned and at present, no option to purchase land is ever granted. Upon transfer of title of the units to the owners, each unit will be assigned its portion of the 70 year license and we will not have any interest in such units that have transferred title. Eventually when construction of all 3 phases is completed and all units are sold we will not have any interest in the licensed land or Modern Town.

The Deposits (full purchase price) that we have received have enabled us to maintain our working capital needs of approximately $600,000 per month. Please refer to Item6. Management Discussion and Analysis-Plan of Operations. Current market demand for the units has generated sufficient deposits to fund our operations to date.



Other investment objectives included realizing capital appreciation from the sale of the properties within three to five years after such properties have been developed or purchased. We also wish to generate cash from the properties by the leasing of commercial space; in particular, ground level retail space.
Once a project is completed and fully operational, we intend to sell our interest in such project, thereby generating funds for further development projects.


Future projects are expected to be held for appreciation; however, if the current market conditions continue , we may decide to sell our units as soon as construction is completed as we have done so for Modern Town units.

Selection  of  Future  Development  Locations
---------------------------------------------

We anticipate we will select prime locations in China to develop buildings associated with Modern Business Parks, and Luxury Apartments and Office
Space  for  upper-income  groups,  which  is a rapidly growing segment in modern
China.


Our future plans include expansion into the North American real estate market within the next few years after completion of our Modern Town Project in China. We expect that our development plans in North America will consists of projects similar to our current Modern Town project.


Projected  Development  Types
-----------------------------

(a)     Modern  Business  Parks

We are targeting modern business parks as one of our developments, which we expect will then mostly be leased or owned by high technology companies, such as internet and software development companies.

(b)     Completion  of  Abandoned  Government  Projects

At present, Chinese State-owned enterprises are facing reform and many of them are selling/exchanging land and buildings to obtain funds for re-development. Due to lack of funds or poor management, some state-owned real estate companies have abandoned developments resulting in unfinished buildings. . The majority of these properties are located in well-established urban areas. We will consider purchasing these abandoned projects, redevelop and revive them, provided we can foresee a good rate of return in a reasonably short period of time.


(c)     Luxury Apartments and Office Space

Our current project consists of development of a complex of luxury apartments with hotel style amenities and adjoining office space called Modern Town. It is common in China for commercial and residential space to be constructed in the same building. In fact, some floors may consist of both commercial and residential space.

Modern Town will be built on the 18.68 acres of prime land we acquired through Changzhou Broadway.

Changzhou Broadway acquired this 70 license to this land from Changzhou Broadway Group Co., Ltd. ("Changzhou Group") for consideration of 2,625,000 shares. The acquisition was a non arms length transaction as Mr. Jiang is the controlling shareholder and officer of both Changzhou Broadway and Changzhou Group.

Changzhou Group purchased the license from the Government of China on August 4, 2000 for $2,598,043 in a arms length transaction. The license expires on August 4, 2079 whereby owners at that time will have the option to renew the license.



The land is located in downtown Changzhou, an approximate two and a half hour drive from Shanghai, the commercial capital of China.

We anticipate that we will develop this project in three phases. Phase 1 commenced construction in June of 2003 for completion in October of 2004. Phase 2 is scheduled to commence construction in June 2004 for completion in May 2005. Phase 3 is scheduled to commence construction in 2005 for completion in 2006. Each phase will not be contingent upon successful completion of the previous Phase in which all three phases are independent of one another.

In June 2003, we commenced construction of Phase 1 on our Modern Town development project in downtown Changzhou, which will feature luxury apartments and office space. We have received deposits from the pre-sale of some of the residential units. The units will transfer title in October of 2004, when the phase 1 is expected to be completed. The deposits are therefore not recognized as revenue until title has passed to the new owners.

  As of September 30, 2003February 11, 2004, we have sold 788 units (64%) for total proceeds of approximately $15,186,000. 442 units (36%) remain unsold.


Our corporate office is located at 8483 Cambie Street, Suite 204 Vancouver, British Columbia, Canada. Our telephone number is (604) 893-8778 and our facsimile number is (604) 263-9925. Our operations office is located at 15 Huangshan Road, Changzhou Hi-Tech Development Zone, Jiangsu, China in Jiansu
Province,  approximately  a  2  hour  drive  from  metropolis  Shanghai,  China.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of its business, not disclosed herein.

We are currently in the development stage and have not yet generated any significant revenues. Proceeds from the deposits on units of "Modern Town" development project will not be recognized as revenue until title will pass to the owners in October of 2004.

As at December 31, 2002, we did not generate any revenues and our accumulated deficit was $427,145. As at September 30, 2003, we did not generate any revenues and the accumulated deficit was $708,068.The increase in deficit was due to expenses paid for advertising, and salaries.

Please see Item 6 in Part 2 for further detail on the results of operation under "Management Discussion and Analysis of Financial Condition and Results of Operations".

PAST  OPERATIONS  AND  COMPANY  HISTORY

On August 2, 2001, we entered into an Asset and Share Exchange Agreement (the "Agreement") with Changzhou Broadway Business Development Co., Ltd. ("Changzhou Broadway"), a China corporation, whereby we acquired all of the issued and outstanding capital stock of Changzhou Broadway (Exhibit 10.4).

At the time of the agreement, the sole officer, and director of the Company was Peter Khean, an independent third party, unrelated and unassociated with Changzhou Broadway and Mr. Jiaping Jiang was an officer, and director and principal shareholder of Changzhou Broadway. Weimin Li was also an officer, director and principal shareholder of Changzhou Broadway. On June 30, 2002, Peter Khean resigned as officer and director of the Company and Mr. Jiang was appointed President and Mr. Li was appointed Secretary and Treasurer at that time.

The purpose of this agreement was for the Company to acquire an interest in and participate in Modern Town Project and future projects of Changzhou Broadway, while at the same time, to allow Changzhou Broadway to establish a North American presence in anticipation of expansion into North America. Upon the completion of our Modern Town project in 2006, our intention is to develop projects similar to our current Modern Town project, wherein we will develop and sell luxury apartments and office space in North America.

Pursuant to the terms of the Agreement, the Company issued a total of 22,750,000 shares with a par value of $0.001 per share, in exchange for all of the outstanding common stock of Changzhou Broadway, consisting of 22,750,000 common shares with a par value of $0.005 per share. As a result, a total of 22,212,500 shares were issued to 8 people and 1 company, all of whom are our officers, directors and/or principal shareholders of the Company. The balance of 537,500 shares were issued to 87 unrelated third parties.

The following table lists the officers and principal shareholders of the Company immediately after the share exchange with Changzhou Broadway:


                                                                    PERCENTAGE OF
NAME OF OFFICER/DIRECTOR/PRINCIPAL SHAREHOLDER   NUMBER OF SHARES   TOTAL SHARES
                                                                    ISSUED (1)
Jiaping Jiang, President and Director               6,112,500 (2)(4)     26.87%
Weimin Li, Secretary and CFO                        2,712,500 (3)(4)     11.92%
Yafang Chen                                            2,450,000 (5)     10.77%
Lu Jiang                                               2,375,000 (5)(6)  10.44%
Meixiu Xu                                              2,250,000 (5)      9.89%
Fengguan Pan                                           2,137,500 (5)      9.40%
Fang Jiang                                             2,125,000 (5)(7)   9.34%
Aihua Yan                                              2,050,000 (5)      9.01%
Unrelated third parties                                  537,500          2.36%

(1)  Based  on  the  total  number  of  22,750,000  shares  issued.

(2) Of the 6,112,500 shares, 2,362,500 shares were held in the name of Changzhou Broadway Group Co. Ltd. ("Changzhou Group"), a China corporation, of which Mr. Jiang, beneficially owns a 90% interest. (See Note 4 below). Mr. Jiang owns 3,750,000 shares directly.

(3) Of the 2,712,500 shares, 262,500 shares were held in the name of Changzhou Group, of which Ms. Li, beneficially owns a 10% interest. (See Note 4 below).Ms. Li owns 2,450,000 shares directly.

(4) On May 30th, 2003, Changzhou Group transferred the 2,625,000 shares beneficially owned by it (2,362,500 held by Mr. Jiang and 262,500 held by Ms. Li) to Broadway International Investment Co. Ltd. ("Broadway Investment"). Mr. Jiang is the beneficial owner of a 100% interest in Broadway Investment.

(5) On May 30, 2003, these principal shareholders disposed of their shares resulting in new principal shareholders and existing principal shareholders now holding less than 5% of the outstanding shares. Refer to Item 5 - "Security Ownership of Management and Certain Security Holders" herein.

(6)  Lu  Jiang  is  the  father  of  Jiaping  Jiang

(7)  Fang  Jiang  is  the  daughter  of  Jiaping  Jiang

The asset of Changzhou Broadway consists primarily of a 70 year license (the "License") from the Government of China to use 18.68 acres of prime land for development in downtown Changzhou, (the "Licensed Land") an approximate two and a half hour drive from Shanghai, the commercial capital of China.


The value of the land is determined by the Government of China, based on the size of the property. Therefore, the land license does not have a market value in the same manner as North America. Changzhou Group purchased the license from the Government of China in an arms length transaction on August 4, 2000 for $2,598,043. Changzhou Broadway acquired this land from Changzhou Group for 2,625,000 of its shares (Exhibit 10.5) and such shares issued were based on the value of the license with no appreciation. Changzhou Group therefore did not receive a profit from the disposition.


Changzhou Group held these shares up until May 30, 2003 when these shares were transferred to Broadway Investment. Mr. Jiang holds the 2,625,000 shares indirectly through Broadway International Investment Co. Ltd. Please see ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Our Modern Town Project is currently being developed on the Licensed Land. A portion of the Licensed Land will also be used to cultivate grass and trees to preserve the Licensed Land's geology. The Modern Town project is subject to government inspections prior to passage of title to new owners. The purpose of the inspection is to ensure that real estate developers adhere to government standards of quality and safety. An extension of the License may be applied for by the owners at the time when the license expires in August of 2070. This granting of licenses to land is a common practice in China as all land is government-owned and at present, no option to purchase land is ever granted.

Upon transfer of title, each unit will be allocated its portion of the License. Upon expiration of the License , the new owners will have the first right of applying for an extension of their portion of the License.


We will not have any interest in such units that have transferred title. Eventually when construction of all 3 phases are completed and all units are sold will not have any of interest in the licensed land or Modern Town.


MANAGEMENT  AND  CERTAIN  SECURITY HOLDERS

The Company issued an additional 2,250,000 shares in July and August 2001 to two consultants and their personnel in exchange for services rendered. The shares issued to the consultants were as follows:

Exhibit  10.2:     McLaren  Consultations  Ltd.                  625,000
Exhibit  10.3:     En  Marine  International Group Inc.        1,625,000
                                                               ---------

                   Total                                       2,250,000

Pursuant to an agreement dated July 31, 2001 between the Company and McLaren Consultations Ltd. ("McLaren"), McLaren agreed to provide corporate and financial services , which services include corporate secretarial services and legal services. Anne McLaren is the President of McLaren.

To date, McLaren has provided general corporate services, such as maintaining and updating the corporate records and acting in an advisory capacity for the Company. Once the Company has constructed all three phases of Modern Town, McLaren will be spearheading the marketing campaign for expansion into the North American real estate market.


En Marine International Group Inc. ("En Marine") was instrumental in introducing the Company and Changzhou Broadway, both of whom were seeking partners in the operation of real estate development. With the combining of interests of the Company and Changzhou Broadway the two companies are able to capitalize on Changzhou Broadway's presence and operations in China together with the Company's presence in North America to allow for expansion to North America. En Marine facilitated the facilitated the negotiations between the parties and prepared the necessary agreements and documentation, including the Share Exchange Agreement (Exhibit 10.4) between the Company and Changzhou Broadway. At the time the parties entered in the Share Exchange Agreement, the Company was beneficially owned by Peter Khean, an independent third party unrelated and unassociated with Changzhou Broadway.

Pursuant to an Agreement dated August 2, 2001, En Marine was retained by the Company to assist it in its future private placement funding on an ongoing basis. As consideration thereof, the Company agreed to issue an aggregate of 1,625,000 common shares to En Marine and its personnel, as follows:

En Marine                                  620,000
Quartz International Group Inc.            375,000
Mingzhe  Ouyang                              5,000
Yuh  Hsin  Liu                             625,000
                                           -------
                                         1,625,000

En Marine will also be paid a finder's fee of 10% of the total funds raised from such private placements fundings completed by the Company as a result of the efforts of En Marine as consideration for En Marine in arranging such private placement.

To date, En Marine has not arranged private placements for the Company as we have generated sufficient funds from the pre-sale of units of our Modern Town Project. If we require additional funding Mr. Jiang has the financial ability to loan the necessary funds. We may engage En Marine to arrange for private placements in the future if needed. Tomo Huang is the President of En Marine. En Marine and Tomo Huang are not related or associated with the Company.

INDUSTRY  BACKGROUND  AND  STATUS

On December 11, 2001, China became a member of the World Trade Organization ("WTO"). This was a significant event for China and for the other WTO members as it took 15 years to conclude negotiations. Accession into the WTO is expected to fuel China's economic growth and modernization.

The  Real  Estate  Development  Revolution
------------------------------------------

We believe that by China joining the WTO, it will send a positive message to foreign companies about China's commitment to economic and market reforms. Demand from foreign companies as well as emerging domestic companies, (primary occupants of top-quality commercial, industrial and residential projects) is likely to increase as new companies enter the market and others expand as restrictions are gradually lifted.

We believe, based on the past experience of our management that we have a high chance at success in the Chinese real estate development business because of management's know-how, connections, past performance and cost-effectiveness programs.

Demand  for  Real  Estate  Development
--------------------------------------

The top four industries that have utilized the highest percentage of commercial space in Shanghai are the financial and professional services, manufacturing, information technology, and high-technology sectors. Amongst all the industry types, the financial and professional services is expected to command the highest growth and already two international banks have been awarded licenses to conduct retail-banking operations in foreign currencies.

OUR  PRINCIPAL  PRODUCTS  AND  SERVICES  AND  THEIR  MARKETS

Our primary mission is to develop real estate in China by taking advantage of China's strong economic growth, which we believe, based on management's past experience, will result in an increasing need for top quality office space and high-end residential luxury homes.

Through Changzhou Broadway, we acquired the License to 18.68 acres of prime land for development in downtown Changzhou, where we are constructing our Modern Town project.

Changzhou is in the province of Jiangsu and is approximately a two and a half hour drive from Shanghai, the commercial capital of China. As a result of the rapid growth of Shanghai, Changzhou is developing into an outskirt of Shanghai. The population of Changzhou is over one million people.

Changzhou is located at southern Jiangsu province, which is one of the most developed economies in China. It is comprised of, and surrounded by, economically developed cities and towns. It has an affluent population that are buying top-grade properties and commercial buildings for business, investment and residences.

The Modern Town Project will be developed on the Licensed Land. The Licensed Land is at the junction of two major arterial roads within the prime commercial/residential and cultural center of the New District of Changzhou City and occupies an area of 18.68 acres. The initial development of the Licensed Land is planned in 3 phases and is anticipated to be completed by 2006 as set out below. Approval for the above project plan of development has been obtained and the construction commenced in June of 2003.

The  Modern  Town  project  is planned  in  three  phases,  as  follows:

Phase 1 will consist of the development of a 12 floor complex of luxury apartments with hotel style amenities and adjoining office space.

The first two floors will be occupied by business only and a portion of the 3rd floor will be used as a common area. The remaining floors will consist of residential and commercial space.

It is common in China for commercial and residential space to be constructed in the same building. In fact, some floors may consist of both commercial and residential space.

Phase 1 commenced construction in June of 2003 and is expected to be completed in October of 2004. Proceeds received from the pre-sale of units of the Modern Town project (the "Deposits" -100% of the purchase price of units ) are recognized as Deposits and will not be recognized as revenue until title passes in October of 2004 when the project is completed and title has transferred to the new owners.

Phase 2 will also consist of the development of a 12 floor complex of luxury apartments with hotel style amenities and adjoining office space. Phase 2 is an independent complex separate from Phase 1. We have obtained the necessary permits to develop this portion of land. We will commence construction in May 2004 for completion in June 2005.

Phase 3 is currently being prototyped. We hope to finalize the design specifications in early 2004 and to begin construction in late 2005 for completion in 2006. Phase 3 is also an independent complex separate from Phase 1 and 2. We have obtained the necessary permits to develop this portion of the land.

We are not restricted from using the Deposits prior to completion of construction. The Deposits received have been used to cover office and administrative expenses and also to fund construction

The Deposits are due 7 days from the date that a contract to purchase a unit is signed by a purchaser (the "Purchase Contract"). If after 7 days, the Deposit is not advanced, the Purchase Contract is deemed null and void and in addition 5% of the deposit is payable to the Company. Once a Deposit is made, the Deposit is non- refundable unless delivery of the unit is delayed as specified below. There are no related parties involved in these transactions.

The Purchase Contract stipulates that completion of the unit is on or before October 30, 2004. If the project is delayed after October 30, 2004 but is completed before December 31, 2004, 0.005 % of the purchase price is refundable to the purchaser. If the project is delayed beyond December 31, 2004, an additional 0.005 % is refundable to the purchaser and in addition, the purchaser has the option to terminate the Purchase Contract and receive a full refund of the purchase price. Please refer to exhibit 10.8-Standard Purchase Contract.


While the Company is not dependent on a few major customers, it is dependent on a 10 major suppliers of construction materials such as steel, concrete, electrical apparatus, and other materials needed for the foundation and structure of Modern Town. There are a limited number of suppliers of these materials in the region. 25% of these materials are purchased from these 10 unrelated and unassociated suppliers. We do not have contracts with these suppliers. Negative market conditions may result in increases in prices of these materials, resulting in a decrease in our profitability. If these suppliers are not able to deliver necessary materials, construction may be delayed until the materials have been acquired or indefinitely.

The remaining 75% of materials, mostly relating to the interior of Modern Town such as paint, doors, moldings, glass are purchased from over 50 various suppliers. The company is not dependent on these suppliers for materials as such materials can be purchased from other suppliers than may offer a more competitive price.

To date, we have not encountered any problems that would affect the delivery date of the Modern Town units, nor have we experienced a significant increase in prices of materials.


The Modern Town project is subject to government inspections prior to passage of title to new owners. The purpose of the inspection is to ensure that real estate developers adhere to government standards of quality and safety.


Other Government regulations that the Company must adhere to are:

-Any  structures  being constructed must be either residential or commercial use
-All  structures  must  be  within  certain  dimensions
-Public infrastructures must be in place such as electrical and telephone poles, underground pipe system
-There must be various safety access routes in case of emergencies such as a fire or earthquake
-Construction must not violate Environmental Laws in effect
-Construction must be completed by December 31, 2003 unless deferral is approved by the Government
-Compliance with certain infrastructure standards

The Company has not violated any of the above noted regulations. Please refer to exhibit  10.1  for  more  detail.


The real estate industry is growing and there are no unusual competitive conditions to the knowledge of the Company except as discussed herein. The selling price for residential and commercial units is expected to increase if the market conditions prevail. Based on the current market conditions, we do not expect to be subject to any cyclical periods.

PROJECT  FUNDING

The operating activities of the Modern Town project will be substantially financed by Mr. Jiaping Jiang, an officer, director and principal shareholder of the Company, by either infusing equity capital or providing shareholder loans.
  Mr. Jiang may also advance funds indirectly through Changzhou Group, Broadway International Investment Co. Ltd and Huiton International Development Co. Ltd.
Additional financing will be derived from the pre-sale of our Modern Town Units.

We estimate that we will require an additional capitalization of approximately $6 million to complete phase 1, $22 million, to complete phase 2 and $22 million to complete phase 3, for a total of $ 50 million needed to complete the development of the Modern Town Project. Please refer to Item 6 Management Discussion and Analysis-Plan of Operation for more detail.

In the event that the Company requires additional capital to fund its operations, Mr. Jiang will have sufficient capital to finance the development. However due to current market conditions, we expect to finance the majority of the development through the pre-sale of units as we have done so for phase 1 of Modern Town.


ADVANTAGES  OF  THE  PROJECT

The Modern Town project is located at the commercial and cultural center in the New District of Changzhou, Jiangsu. It is surrounded by well-established, affluent communities, complete public facilities and excellent transportation.

Commerce, education, science and technology resources surround the Modern Town project and no projects of a similar nature have yet been developed, thus creating a niche market for the Company. The development block neighbors an important line in the center of the City, North Jinling Road, which comes from the center of the city to the doorstep of the development block. It also provides excellent facilities for those who own private cars.

The Modern Town Project is also located at the center of the 10-thousand-ton-level wharf called Changzhou Harbor, which was built by the China government near the Yangtze River on the Shanghai-Nanjing Expressway, and is 3 kilometers from the railway station. Management believes that the Changzhou Harbor will provide a superior geographical location and convenient transportation for the Modern Town Project. Construction of the Changzhou Harbor began in September of 1995 and was completed at the end of 2000. It now has 9 production docks transporting goods such as coal, petroleum and other various types of cargo.

MARKETING

Our sales force will consist of a team of commissioned sales people, which is customarily utilized in China. Commissions will vary, but are generally between 2% to 5 % of gross sales.

OUR  TARGET  MARKETS


Our business objective is to complete the development of the Licensed Land with our Modern Town Project which consists of commercial and luxurious residential homes for sale to a growing affluent population.


To date As of February 11, 2004 we have sold 788 units (64%) for a total proceeds of approximately $15,186,000. 442 (36%) units remain unsold.




COMPETITION

Changzhou is currently being heavily expanded and developed with the assistance of its government. We anticipate that there will be extensive competition from other companies and businesses, including some large, multi-national hotel and resort developers. To the knowledge of management, there are currently no other facilities in the area similar to our Modern Town project, although new developments are being continuously developed.

Our competitors include established real estate development companies. Many of our current and potential competitors have longer operating histories and financial, sales, marketing and other resources substantially greater than those of the Company. As a result, our competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than we can to the sales of our real estate projects. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors, by offering new or improved products or by increasing their efforts to gain and retain market share through competitive pricing. As the market for real estate development matures, price competition and ability to purchase prime real estate for development has intensified and is likely to continue to intensify. Such competition has adversely affected, and likely will continue to adversely affect, our gross profits, margins and results of operations. There can be no assurance that we will be able to continue to compete successfully with existing or new competitors.

EMPLOYEES

At the present time, we employ 53 part-time and 130 full-time salaried employees filling positions in our Marketing, Accounting, Information Technology, Administration and Engineering Departments. We believe we have a good working relationship with all our employees.

Our officers and directors do not receive a salaries for their services. We also subcontract work on our development projects to unrelated third parties.

RISK  FACTORS

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our management's current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating us, our business and any investment in us, readers should carefully consider the following factors. These risk factors include but are not limited to :

GENERAL. The Company's real estate development business is subject to various risks including, without limitation, risks relating to the ability to locate and consummate the acquisition of suitable parcels of land, the availability and timely receipt of zoning, land-use, building, occupancy and other required regulatory permits or approvals, the cost and timely completion of construction (including risks from causes beyond our control, such as weather, labor conditions or material costs and shortages) and the availability of financing on favorable terms. These risks could result in substantial unanticipated delays or expense and, under certain circumstances, could prevent completion of development activities, any of which could have a material adverse effect on our business.

HISTORY OF LOSSES. We have had a history of losses and expect to continue to incur losses, and may never achieve or maintain profitability. We have incurred losses since we began our operations as a development stage company, including a consolidated loss of $149,932 and an accumulated loss of $427,145 through the year ended December 31, 2002. For the nine month ended September 30, 2003, we incurred a loss of $ 280,923 and an accumulated loss of $708,068. We expect to have net losses and negative cash flow at least through the current fiscal year-ended December 31, 2003, and expect to spend significant amounts of capital to enhance our products, develop further sales and operations, and fund expansion. As a result, we will need to generate significant revenue to break even or achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

LIABILITY. We act as general contractor on our construction projects. Construction services are performed by us and by unaffiliated subcontractors. As general contractor, we are responsible for the performance of the entire contract, including work assigned to unaffiliated subcontractors, and may be liable for personal injury or property damage caused by the subcontractors. It is a common business practice in China not to carry liability insurance. Should an uninsured loss or a loss in excess of insured limits under its general liability or excess liability insurance occur, such loss could have a material adverse effect on our business.

REAL ESTATE INVESTMENT RISKS. Our present and future portfolio property investments are subject to varying degrees of risk. Revenue from our portfolio properties and their values may be adversely affected by general economic conditions (including business levels and unemployment rates), local real estate conditions (such as oversupply of or a reduction in demand for similar properties), the affordability of competitive alternative properties, increased operating costs, governmental regulations and applicable laws (including zoning).

REFUND OF PROCEEDS RECEIVED ON PRE-SALE OF MODERN TOWN UNITS. The Purchase Contact on the pre-sale of our Modern Town units stipulates that completion of the unit is October 30, 2004. If the project is delayed after October 30, 2004 but is completed before December 31, 2004, 0.005 of the purchase price is refundable to the purchaser. If the project is delayed beyond December 31, 2004, an additional 0.005 is refundable to the purchaser and in addition, the purchaser has the option to terminate the Purchase Contract and receive a full refund of the purchase price.

We have been utilizing these proceeds to fund our operations and the repayment of these proceeds may result in liquidation of our holdings in order to refund the proceeds. Upon liquidation, we may also not have the necessary funds to repay the proceeds.

DEPENDENCE ON A FEW MAJOR SUPPLIERS FOR CONSTRUCTION MATERIALS. 25% of construction materials are purchased from a few suppliers. The Company does not have contracts with these suppliers. Market conditions may result in increases in prices of these materials. If these suppliers are unable to provide us with materials, construction may be delayed indefinitely.

GOVERNMENT INSPECTIONS. The Modern Town project is subject to government inspections prior to passage of title to new owners. This ensures that real estate developers adheres to government standards of quality and safety. These inspections may delay the delivery of the Modern Town units to the new owners in which case we may have to refund a portion or all of the purchase price. Please refer to "REFUND OF PROCEEDS RECEIVED ON PRE-SALE OF MODERN TOWN UNITS" as above.

ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions will be limited.

OUR SHORT OPERATING HISTORY MAKES OUR BUSINESS DIFFICULT TO EVALUATE. Due to our short operating history, there is little information upon which to base an evaluation of our business and prospects. We have sustained steady losses as a development stage company and accordingly, do not have a significant operating history upon which to base an evaluation of our business and prospects. Consequently, our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Some of these risks and uncertainties relate to our ability to develop, market, sell our real estate development projects, and to attract, retain and motivate qualified personnel. To address these risks, we must successfully implement our business plan and marketing strategies. We may not, however, be able to successfully implement all or some parts of our business strategies or successfully address the risks and uncertainties that we encounter. In such a situation, our results of operation would be negatively affected and our business could fail.

REVENUES. Future revenues will depend on our ability to develop viable properties and thereafter to market those properties. There is no assurance that we will meet our objectives or earn any revenues. We are engaged in business for profit, but cannot predict future profitability.

UNINSURED LOSS. We do not carry comprehensive liability, and all-risk (at full replacement cost) insurance with respect to all of the properties we own or may own, with policy specifications, insured limits and deductibles customarily carried for similar properties by carriers deemed capable of providing such coverage. An uninsured loss could have a material adverse effect on the Company.

FINANCING. The real estate development business is capital intensive and requires significant up-front expenditures to acquire and entitle land and commence development. There can be no assurance that we will be able to finance our development activities on acceptable terms or at all.

FUTURE CAPITAL REQUIREMENTS. If capital requirements vary materially from those currently planned, we may require additional financing. There can be no assurance that we will continue to have access to funds sufficient to finance future growth or, if available, that funds will be available on terms acceptable to us. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. We may not be able to continue operations if additional financing is not obtained.


Please refer to Item 6 Management's Discussion and Analysis of Financial Condition and Results of Operations-Plan of Operations

COMPETITIVENESS OF INDUSTRY. The real estate industry is highly competitive. We compete for desirable properties, financing, raw materials and skilled labor. We compete against numerous developers and others in the real estate business, many of which are larger and have greater financial resources and better access to capital markets than us. We compete on the basis of a complete package of real estate properties we will offer to our customers, as well as management's reputation for fair pricing and quality construction. We also compete with other owners and operators of real properties for tenants and buyers of the portfolio properties we may own and operate.

There can be no assurance that any competitors will not develop and offer similar projects, or even superior, to the projects to be developed and offered by us. Such competitiveness is likely to bring both strong price and quality competition to the sale of our projects. This will mean, among others things, increased costs in the form of marketing, building and customer services, along with a reduction in pricing. Generally, this will have a significant negative effect on our bottom line profits.

We believe that our ability to compete successfully in the real estate development market depends on a number of factors, including market presence, quality of workmanship, the adequacy of our customer support services, our competitors and our suppliers and industry and general economic trends. There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

MARKET RISKS. Any time a new business venture or project is introduced into a market, there is a substantial risk that revenues will not meet expectations or even cover the cost of operations. General market conditions might be such that sales will be slow or even non-existent, and/or the property itself might not fit the needs of buyers enough to induce sales. While we anticipate the ability to sell the office space or residences we develop, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support our future operations. Numerous factors beyond our control may affect the marketability of the properties offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes.
The exact effect of these factors cannot be accurately predicted, but it's possible they may result in us not receiving an adequate return on our invested capital.

MANAGEMENT OF POTENTIAL GROWTH. To manage any future growth, we must continue to implement and improve our operational and financial systems and to create, train and manage our employee base. We can provide no assurance that we will be able to effectively manage the expansion of our operations, or that our infrastructure, facilities, systems, procedures or controls will be adequate to support our operations. Our inability to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

There can also be no assurance that our infrastructure, technical staff and resources will be adequate to facilitate our growth. We believe that our ability to produce and complete real estate development projects will largely depend on our ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate personnel could therefore have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL. We are substantially dependent upon the efforts and skills of our executive officers. The loss of the services of any of the executive officers could have a material adverse effect on our business.

CONTROL BY CURRENT STOCKHOLDERS. Our insiders, being the directors, officers and principal shareholders, own an aggregate of approximately 59.41% of our outstanding shares. As a result, the insiders will be able to control the outcome of all matters requiring stockholder approval and will be able to elect all of our directors. Such control, which may have the effect of delaying, deferring or preventing a change of control, is likely to continue for the foreseeable future and significantly diminishes control and influence which future stockholders may have in the Company. See "Principal Stockholders."

Due to the controlling amount of our officer and director's share ownership in our company, if they decide to sell their shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If our officers and director decide to sell any of their common stock, they will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of directors and officers (affiliates) to sell their shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

WE CARRY NO INSURANCE POLICIES. We currently carry no policies of insurance to cover any type of risk to our business. It is standard practice in China not to carry such insurance.

GOVERNMENT REGULATION. Our projects are subject to various laws and governmental regulations relating to our business operations and project developments, such as zoning requirements. We believe we are currently in compliance with all laws, rules and regulations applicable to our projects and properties and such laws, rules and regulations do not currently have a material impact on our operations. However, due to the increasing popularity and growth in development in the areas of China where our present and future projects will be developed and operated, it is possible that new laws, rules and/or regulations may be adopted with respect to our projects or proposed projects. The enactment of any such laws, rules or regulations in the future may have a negative impact on our projected growth, which could in turn decrease our projected revenues or increase our cost of doing business.

EXPANSION INTO NEW MARKETS. We have conducted all of our business to date in the city of Changzhou. However, our business and growth strategy contemplates geographic expansion, more specifically in North America. We have had no experience effectuating geographic expansion or managing operations that are geographically diverse. The risks of such expansion include those associated with a lack of knowledge of the local market and government regulations and procedures, the absence of an established local customer base and reputation, and the inability to identify and retain qualified employees and subcontractors.

NO PUBLIC MARKET FOR COMMON STOCK. There is no public market for the common stock. Although we intend to apply for quotation of our common stock on the OTC Bulletin Board , there can be no assurance that, even if our common stock is approved for quotation, an active trading market for our common stock will develop or be sustained.

IF WE BECOME LISTED FOR TRADING ON THE OTC ELECTRONIC BULLETIN BOARD THE TRADING IN OUR SHARES MAY BE REGULATED BY SECURITIES AND EXCHANGE COMMISSION RULE 15G-9 WHICH ESTABLISHED THE DEFINITION OF A "PENNY STOCK."

The Securities and Exchange Commission Rule 15g-9 established the definition of a "penny stock", for the purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. The effective result of this Rule 15g-9, is that if the share price is below $5.00 there will be fewer purchasers qualified by their brokers to purchase shares of the company, and therefore a less liquid market for the securities.

DIVIDENDS ARE UNLIKELY. We do not expect to pay dividends for the foreseeable future The payment of dividends, if any, will be contingent upon our future revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors as constituted. It is our expectation that any future management will determine to retain all earnings, if any, for use in the future business operations and accordingly, we do not anticipate declaring any dividends in the foreseeable future.



ITEM  2.     DESCRIPTION  OF  PROPERTY


We maintain our corporate office at 8484 Cambie Street, Suite 204, Vancouver British Columbia, Canada. Our office in China is located at 15 Huangshan Road, Changzhou Hi-Tech Development Zone, Jiangsu, China, which is approximately a 2 hour drive from the city center of Shanghai. Both premises are provided to the Company rent-free by Mr. Jiang and are kept in good condition.

Our China office is used for carrying out our operations in China. Our Modern Town project is being conducted through this office.

We are seeking to expand into the North American real estate market within the next few years. North American operations will be directed from our Vancouver office. We are optimistic that after completion of our Modern Town Project in mid 2006, we will be undertaking similar projects. We believe that the successful completion of the Modern Town Project will aid us in marketing our projects in North America.

The Company, through Changzhou Broadway, owns the 70 year License from the Government of China to use 18.68 acres of prime land for development. The Licensed Land was valued at approximately $2,600,000 at the time of the acquisition.

ITEM  3.     DIRECTORS,  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES

The following information sets forth the names of our officers and directors, their present positions, ages and biographical information. Also provided is a brief description of the business experience of our directors and executive officers and significant employees during the past five years and an indication of directorships held by the directors in other companies subject to the reporting requirements of the Securities Exchange Act of 1934.


NAME           AGE                POSITION
Jiaping Jiang   50                President and Director
Weimin Li       43                Secretary and Chief Financial Officer

JIAPING  JIANG  -  PRESIDENT,  CEO  AND  DIRECTOR

Mr. Jiang is a lawyer by profession and studied corporate, business management and law specialties. He earned several college certificates and obtained qualification as a lawyer from China Zhong Yang Dian Da University after completion of the national unified examination in 1988. Since that time, he has practiced law. In 1991, he joined Changzhou Broadway Electronic Technique Development Co. Ltd. as General Manager. In 1995, he was appointed as General
Manager of Changzhou Broadway Business Development Co., Ltd and in 1996; he became General Manager of Changzhou Broadway Group Co., Ltd. Mr. Jiang holds the following memberships or posts:


Date              Organization                              Position held
_______________________________________________________________________________
06/1992          Changzhou  Industrial & Commerce Assoc.    Member of Committee
09/1994          Jiangsu Industrial & Commerce Assoc.       Member of Committee
10/1994          Changzhou Politics Negotiation Committee   Member of Committee
05/1995          Jiangsu Private Enterprise Assoc.          Vice-President
04/1998          People's Government of Changzhou           Administrator
03/1999          Changzhou Communist Ministry               Consultant
11/2002          Changzhou Communication Assoc.             Vice-President

Mr. Jiang also received the following awards for his contribution to various organizations:

Date              Organization
_______________________________________________________
06/2000          Communist Party Committee-Changzhou
06/2002          Changzhou Human Resource Bureau
04/2003          Changzhou Labouring Committee
06/2003          Changzhou Municipal Commercial Union

Mr. Jiang brings to the Company his expertise in law and business management, including the ability to interpret rules and regulations, financial management; excellent leadership ability, market operations and the creation and implementation of long-term development of the enterprise.

Through past experience, Mr. Jiang, through Changzhou Group, has demonstrated his ability to provide real estate developments through development projects constructed in the past such as:

The Imperial Garden Project is a luxury villa development, which is marked with British imperial garden scenery, a technologically-advanced security system, with an international business club. Previous to this successful development by Changzhou Group, there were no luxury villas of this stature in Changzhou at that time and there were no competitors. To date, Changzhou Group has sold 50 suites, representing a firm commitment for sales of over 80% of the project, for a total volume of sales of $9.16 million and a return on investment of 95%. This successful project provided Changzhou Group with important experience, tangible assets and capital and built a foundation for further successful development projects.

In September 2000, Changzhou Group developed a hotel-style apartment complex with 250 suites and business offices with the concept of "luxury villas". Changzhou Group received firm commitments for 90% of the project, representing sales volume of $4.53 million within a year, with a return rate on investment of 96%.

Mr. Jiang devotes approximately 40 hours per week of his time to the Company. Mr. Jiang does not receive a salary but may be compensated upon realization of revenues depending on the outcome . To date, Mr. Jiang has not accrued for any salaries.

MS.  WEIMIN  LI,  DIRECTOR  AND  SECRETARY,  FOUNDER

From 1989 to 1990 Ms. Li was the Deputy General Manager of Changzhou Broadway Transportation Co., Ltd. During that time, it became one of the top 10 companies in the civil transportation sector in Changzhou. During her tenure as Deputy General Manager of Changzhou Broadway Electronic Technique Development Co., Ltd. ("Broadway Electronic"),producer of security and fire detection equipment, she built up and perfected the daily working system of corporate and financial management systems which allowed her to win the Grade "AA"
Credit Reputation from Changzhou's Bank of Industry and Commerce for 10 years since 1992 whereby her daily working system she produced for Broadway Electronic allowed their financial ratio to surpass industry standards. She also won the title of "Enterprise Valuing Contract and Abiding by Credit" at city-level for seven consecutive years since 1994. This award was issued for her efforts in assisting Broadway Electronic in complying with all of its contracts signed. The Enterprise Valuing Contract and Abiding by Credit award is only issued to companies which comply with all contracts signed.

Commencing  in  1996,  she  held  the  title  of  Deputy  General Manager, Chief
Supervisor of Human Resources and Investment Development of Changzhou Group, producer of electronic equipment . From 1999 to present, Ms. Li initiated and fulfilled the corporation's organization through her position in Human Resources. She won the honor of "Enterprise Valuing Contract and Abiding by Credit" at the province level in 2001 with her work with Changzhou Group. This award was issued for her efforts in assisting Changzhou Group in complying with its contracts signed. The requirements to receive this reward are that the company must comply with all contracts signed. Ms. Li brings her expertise in modern corporate management; ability to work and develop rules and regulations; human resources experience; and liaison with government officials.

Ms. Li devotes approximately 40 hours per week of her time to the Company. Ms. Li does not receive a salary but may be compensated upon realization of revenues depending on the outcome. To date, Ms. Li has not accrued for any salaries.

Our directors are appointed for one year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our by-laws. Our officers are appointed by our board of directors and hold office until removed by the board.

SIGNIFICANT  EMPLOYEES

Our officers, Mr. Jiang and Ms. Li, provide a significant contribution to our business. They currently do not receive salaries; however, they may be compensated upon realization of revenues, depending on the outcome. To date, both officers have not accrued any monies for their services.


FAMILY  RELATIONSHIPS

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which either was selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

INVOLVEMENT  IN  CERTAIN  LEGAL  PROCEEDINGS

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years and which are material to an evaluation of the ability or the integrity of our directors or executive officers:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

ITEM  4.     REMUNERATION  OF  DIRECTORS  AND  OFFICERS

The following table sets forth certain information as to our three highest paid officers and directors for the fiscal year ended December 31, 2003 .

                           SUMMARY COMPENSATION TABLE


NAME  OF INDIVIDUAL OR         CAPACITIES IN                 AGGREGATE
IDENTITY OF GROUP              WHICH REMUNERATION WAS        REMUNERATION
----------------------       ---------------------------     ------------
Jiaping Jiang                  Director and President             Nil
Weinmin Li                     Secretary and CFO                  Nil

Currently, we do not pay any officers or directors any salary or other compensation. However, we may enter into written agreements at a later date that will provide for performance-based, incentive compensation consisting of stock options, salaries and bonuses.

EMPLOYEE  BENEFIT  AND  CONSULTING  SERVICES  COMPENSATION  PLAN

We have no employee benefit plans. Our employees receive a fixed hourly rate for their services.

ITEM  5.     SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  CERTAIN  SECURITYHOLDERS

As used in this section, the term "beneficial ownership" with respect to a security is defined by Rule 13d.3 of Regulation 13D of the Securities Exchange Act of 1934. , as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the shares, except as otherwise indicated.

As of February 11, 2004 , 25,000,000 shares with a par value of $0.001 per share were issued and outstanding. We are authorized to issue 200,000,000 shares with a par value of $0.001 per share.

The following table sets forth, as of February 11, 2004 , the beneficial ownership of our shares by each of our officers and directors, by each person known to beneficially own more than 10% of our outstanding shares, and by the officers and directors as a group. Except as otherwise indicated, all shares are owned directly.


                     NAME AND ADDRESS       NUMBER OF SHARES       PERCENTAGE OF
TITLE OF CLASS       OF BENEFICIAL OWNER                           SHARES(1)
------------------  --------------------    ----------------      --------------
                    Jiaping Jiang
                    28,Building ,Imperial
                    Garden,
Common Stock        Changzhou,Jiangsu,China  13,618,500 (2)              54.46%

                    Broadway International
                    Investment Co. Ltd.
                    28,Building ,Imperial
                    Garden,
Common Stock        Changzhou,Jiangsu,China      2,625,000 (2)(3)         10.5%

                    Huiton International
Common Stock        Development Co. Ltd.
                    28, Building, Imperial
                    Garden, Jiangsu, China      7,243,500 (2)(4)         28.97%

                    Weimin Li
                    58, Building,Imperial
                    Garden,
Common Stock        Changzhou,Jiangsu,China      1,235,000 (4)             4.9%
                                                 --------------------------------

Common Stock        All officers and directors  14,853,500               59.41%

(1) Based on 25,000,000 shares issued and outstanding on December 9, 2003.


(2) Included in these shares are 2,625,000 shares held by Broadway International Investment Co. Ltd. and 7,234,500 shares held by Huiton
     International  Development  Co. Ltd.  Mr. Jiang beneficially owns
     100% interest in both companies.  Mr. Jiang owns 3,750,000 shares directly.


(3) Of these shares, 2,625,000 shares were previously held in the name of Changzhou Group, of which Mr. Jiang beneficially owns a 90% interest and Weiman Li beneficially owns the remaining 10% interest. On May 30, 2003, the 2,625,000 shares were transferred from Changzhou Group to Broadway Investment.


(4) On May 30, 2003, Weiman Li transferred 1,215,000 shares of her original shareholdings of 2,450,000 shares to Huiton International Development Co. Ltd ("Huiton")for no consideration.

On May 30, 2003, the principal shareholders resulting from the Agreement signed on August 2, 2001 with Changzhou Broadway (Exhibit 10.4) subsequently disposed of a portion of their shareholdings. These shareholders now hold the following Common shares:



NAME AND ADDRESS               NUMBER OF SHARES   PERCENTAGE OF     PERCENTAGE OF
OF BENEFICIAL OWNER        CURRENTLY OWNED SHARES BEFORE     SHARES AFTER
                                                  DISPOSITION       DISPOSITION
-----------------------  ----------------------   ---------------  --------------

Yafang Chen
201,Unit A Building 99,
Qingtan Xincun,
Changzhou, Jiangsu,
China                            1,235,000 (1)      9.8%            4.9%

Lu Jiang
201,Unit B Building
7,Dongheng Street,
Changzhou,Jiangsu,China          1,232,000 (2)      9.5%            4.9%

Meixiu Xu
22, North Huaide Road,
Changzhou,Jiangsu,China          1,218,000 (3)      9.0%            4.9%

Fengguan Pan
203,Unit A,Building
1,Dongheng Street,
Changzhou,Jiangsu,China          1,218,000 (4)      8.5%            4.9%

Fang Jiang
Room 101, 96,
Building,Imperial
Garden,
Changzhou,Jiangsu,China          1,228,000 (5)      8.5%            4.9%

Aihua Yan
15-1, Lane 114, East
Yanling Road,
Changzhou,Jiangsu,China          1,228,000 (6)     8.2%            4.9%



(1) Of the 2,450,000 shares originally owned, Yafang Chen transferred 1,215,000 shares to Huiton for no consideration.

(2) Of the 2,375,000 shares originally owned, Lu Jiang transferred 1,143,000 shares to Huiton for no consideration. Lu Jiang is the father of Jiaping Jiang.

(3) Of the 2,250,000 shares originally owned, Meixiu Xu transferred 1,032,000 shares to Huiton for no consideration.

(4) Of the 2,137,500 shares originally owned, Fengguan Pan transferred 919,500 shares to Huiton for no consideration.

(5) Of the 2,125,000 shares originally owned, Fang Jiang transferred 897,000 shares to Huiton for no consideration. Fang Jiang is the daughter of Jiaping Jiang.

(6) Of the 2,050,000 shares originally owned, Aihua Yan transferred 822,000 of her shares to Huiton for no consideration.


SHARE  PURCHASE  WARRANTS

We have not issued and do not have outstanding any warrants to purchase our shares

OPTIONS

We have not issued and do not have outstanding any options to purchase our shares.

REGISTRATION  RIGHTS

None of the holders of our shares have any right to require us to register their shares pursuant to the Securities Act of 1933.

CONVERTIBLE  SECURITIES

We have not issued and do not have outstanding any securities convertible into shares or any rights convertible or exchangeable into shares.

ITEM  6.     INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  CERTAIN  TRANSACTIONS

  On August 2, 2001, the board of directors of both the Company and Changzhou Broadway unanimously approved the acquisition by the Company of 100% of the issued and outstanding common stock of Changzhou Broadway in exchange for 22,750,000 shares of the Company. Please refer to ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

As of December 31, 2002: Mr. Jiang had advanced $13,954 for working capital for the Company. Ms. Li had advanced $2,356 for working capital for the Company. Changzhou Group had advanced $638,866, net for the working capital for the Company. Monies advanced were non interest bearing loans with no set terms of repayment.


As of September 30, 2003: Mr. Jiang was repaid $ 13,954 of the funds that he advanced through December 31, 2002. Ms. Li was repaid $ 2,356 of the funds that she advanced through December 31, 2002. Changzhou Group was repaid the $638,866 the balance outstanding that was advanced as of Dec 31, 2002. The Company advanced $2,570,537 to Changzhou Group for their working capital needs. Of this amount $1,678,827 was repaid during the quarter and $891,952 remains payable.


As of December 31, 2003, both Mr. Jiang and Ms. Li did not advance any funds to the Company and the Company did not advance any funds to Mr. Jiang and Ms. Li.

From September 30, 2003 through December 31, 2003, Changzhou Group was advanced $_5,685,872 and repaid $ 24,455 and $ 6,553,369 remains payable. The highest amount borrowed was $ 4,398,472 granted on October 31, 2003. Mr. Jiang is the controlling shareholder of Changzhou Group and the Company. Mr. Jiang will advance any necessary funds to either the Company or Changzhou Group for the purposes of maintaining working capital needs. There is no formal agreement in place stating the repayment or advancing of funds. Funds advanced or repaid are at the sole discretion of Mr. Jiang.


All advances made are without interest or stated terms of repayment.


Except as provided herein, none of the following persons has any direct or indirect material interest in any transaction to which we are a party, or in any proposed transaction to which we are to be a party during the previous two years:

1.   any  of  our  directors  or  officers;
2.   any  proposed  nominee  for  election  as  a  director;
3. any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock;
4.   any  promoter;  or

5. any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of the Company.

The Company currently does not have any policies regarding entering into transactions with affiliated parties.

  The Company entered into a consulting agreement with Global Projects Consultations Inc. ("Global") dated September 9, 2002, pursuant to which Global agreed to provide marketing services for the Company. The agreed fee for the consulting services was $250,000 pursuant which the fee is being expensed over the period in which services are performed. A total of $100,000 had been paid and expensed as at December 31, 2002 and the balance of $150,000 was due July 31,2003. Of this amount, $75,000 was paid in July of 2003 for assistance in the development and planning of the current Modern Town Project and has been capitalized as construction in progress. The remaining $75,000 will be paid at an undetermined date in 2004.

The beneficial owner of Global is Nico Huang, who is spouse of the President (Tomo Huang) of En Marine. Global, En Marine, Tomo Huang and Nico Huang are not related or associated with the Company.




ITEM  7.     SECURITIES  BEING  REGISTERED

The securities being registered are the Company's shares with a par value of $0.001 per share. Pursuant to the Company's articles of incorporation, the total authorized capital is 200,000,000 shares with a par value of $0.001 per share.

SHARES

All of our authorized shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. However, it is the present intention of the Company not to pay any cash dividends to holders of shares but to reinvest earnings, if any, of the Company. In the event of liquidation, dissolution or winding up of the Company the holders of shares are entitled to share pro-rata in all assets remaining after payment of liabilities. Shares have no pre-emptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares.

Our articles and by-laws do not contain any provisions that would delay, defer or prevent our change in control.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our shares in the United States or elsewhere. We anticipate applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement. There can be no assurance, however, that a public market will materialize.


As of February 11, 2004 , we had 102 registered shareholders and 25,000,000 shares outstanding.

There are no outstanding options or warrants to purchase, or securities convertible into shares. Our issued and outstanding shares could be sold pursuant to Rule 144 of the Securities Act of 1933.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

ITEM  2.     LEGAL  PROCEEDINGS

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliate, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants since our incorporation.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

Since our incorporation in July 2001, we have sold common shares without registering such shares under the Securities Act of 1933. We entered into a share exchange agreement with Changzhou Broadway to purchase all of its outstanding capital stock (see "Description of Business"). In exchange for ownership of the issued shares of Changzhou Broadway, we issued 22,750,000 shares pursuant to contractual arrangements. The following is a summary of these transactions:

The Company completed a share exchange of 22,750,000 shares with a par value of $0.001 per share, to the following 96 purchasers in August 2001 pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The offering was completed to persons known to the officers and directors of the Company. No commissions were paid in connection with these transactions.

The  following  is a list of shareholders resulting from the above transactions:





                                            NUMBER OF
NAME                                          SHARES
Changzhou Broadway Group Co., Ltd   2,625,000
Liqun Bu                                      12,500
Chen Cao                                         100
Jianlei Chen                                     105
Ranfei Chen                                      110
Yafen Chen                                       500
Yahui Chen                                     1,000
Yaping Chen                                      500
Yunfang Chen                                     100
Hui Ming Cheng                                   115
Shu Cheng                                        110
Yi Tsun Cheng                                    120
Jingxian Ding                                    120
Yong Ding                                        110
Meihua Fang                                      120
Jiachen Gu                                       105
Yuzhu Gu                                         100
Jing Guo                                     250,000
Liyuan Guo                                       110
Yanfen Guo                                    12,500
Ning He                                          105
Yongtiao Hua                                     120
Dongxing Ji                                      500
Haizhen Jiang                                    130
Jiaping Jiang                              3,750,000
Liping  Jiang                                 12,500
Jiang Lu                                   2,375,000
Peishen Jiang                                    110
Qi Jiang                                         100
Weiping Jiang                                125,000
Xinyi Jiang                                   13,775
Yiping Jiang                                  12,500
Yuchao Jiang                                  12,500
Kaichen Jin                                      120
Lei Jin                                          110
Xudong Jin                                       110
Shan Lan                                         120
Hongsheng Li                                     110
Jianming Li                                      110
Qiaowen Li                                       105
Guimei Liu                                       105
Mei Liu                                          110
Weijia Lu                                        100
Huilin Mao                                       105
Jilin Mao                                        110
Xialin Mao                                       100
Hua Mei                                          110
Yixi Mei                                         105
Qingyu Meng                                      110
Shanshan Ni                                      110
Bixia Pan                                        115
Fengguan Pan                               2,137,500
Qin Pan.                                         110
Huiping Qiao                                     105

                                       22

Han Tse Shih                                     120
Huiping Song                                     125
Binda Wang                                       120
Hong Wang                                        105
Hui Wang                                         100
Jingjuan Wang                                    110
Meizhi Wang                                      130
Qian Wang                                        110
Wenye Wang                                       100
Zhixin Wang                                      105
Zuozhou Wang                                     110
Hsin I Wu                                        110
Sheng Wu                                         105
Jianping Xie                                  12,500
Jialei Xiong                                     110
Songyao Xiong                                    100
Jiayun Xu                                        130
Ming Xu                                          105
Ying Xu                                          105
Sheng Yang                                       110
Ying Yang                                        105
Zheng Yang                                       105
Ling Yao                                         500
Zhida Yao                                        500
Aoda Ye                                          110
Jingmin Ye                                    50,000
Qimin Ye                                         110
Xie Yi                                        12,500
Jiali Yu                                         100
Li Yu                                            105
Guoqin Zhang                                     120
Jian Zhao                                        130
Jianyuan Zhao                                    100
Wenpei Zheng                                     110
Ouyang Zhi                                       110
Lingyan Zhou                                     110
Yihui Zhou                                       130
Yafang Chen                                2,450,000
Fang Jiang                                 2,125,000
Weimin Li                                  2,450,000
Meixiu Xu                                  2,250,000
Aihua Yan                                  2,050,000
                                          ----------
TOTAL:                                    22,750,000

We also issued 2,250,000 shares in July and August 2001 to two consultants and its employees in exchange for services rendered. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

McLaren Consultations Ltd      625,000
En Marine International      1,625,000
                            ----------
                             2,250,000

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Our officers and directors are indemnified as to personal liability as provided by the Nevada Revised Statutes ("NRS") and our bylaws. Section 78.7502 of the NRS provides that a corporation may eliminate personal liability of an officer or director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such indemnification is limited if such party acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation.

Our articles of incorporation and bylaws allow us to indemnify our officers and directors up to the fullest extent permitted by Nevada law, but such indemnification is not automatic. Our bylaws provide that indemnification may not be made to or on behalf of a director or officer if a final adjudication by a court establishes that the director or officer's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action.

Unless limited by our articles of incorporation (which is not the case with our articles of incorporation) a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

We have been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will submit the question of whether indemnification by us is against public policy to an appropriate court and will be governed by the final adjudication of the case.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

CAUTIONARY STATEMENT
--------------------

The following discussion should be read in conjunction with the Company's Financial Statements, including the Notes thereto, appearing elsewhere in this Registration Statement.

OVERVIEW
--------
  We have been a development stage company since April 1999 when it ceased doing business as seller and installer of security systems. We are not yet engaged in full scale operations. Our primary activity during the years 2002 and 2001 was the acquisition and integration of Changzhou Broadway, which was acquired on August 2, 2001, and planning for development of the Modern Town project. In connection with that activity, fees of $206,568 were incurred in the fiscal year ended December 31, 2001 and fees of $150,531 were paid in the year ended December 31, 2002. In 2003, we commenced construction on the Modern Town development project.
As of February 11, 2004, 788 residential units have been pre-sold, pursuant to which we received Deposits of approximately totaling $ 15,186,000 from purchasers.

The Modern Town project is expected to be completed in October of 2004, at which time title will pass to the owners and the Deposits received will be recognized as revenue.

CRITICAL  ACCOUNTING  POLICIES
------------------------------

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to customer programs and incentives, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policy to be both those most important to the portrayal of our financial condition and the require the most subjective judgment:

Revenue recognition: Any proceeds derived from the sale or future lease of units for projects under construction will not be realized as revenue until construction is completed and title has passed to the new owners or lessees.

RESULTS OF OPERATIONS
---------------------

December  31,  2002  vs.  December  31, 2001
---------------------------------------------


There were no revenues during the year ended December 31,2002 or the year  2001.

Total expenses for year ended December 31, 2002 were $ 150,784 compared to $206,844 for 2001.

Expenses incurred consist mainly of consulting fees of which $150,531 were incurred in December 31, 2002 and $206,568 were incurred in 2001.

The decrease of $56,037 was attributed to consulting fees being incurred mostly in 2002. Amount of consulting fees were based on time services were incurred.



September 30, 2003 vs. September 30, 2002
-----------------------------------------

There were no revenues for the nine month period ending September 30,2003 and for the same period of 2002.

Total expenses for nine months ended September 30, 2003 were $ 288,758 compared to $52,122 for the same period in 2002.

In the nine months ending September 30, 2002, $52,073 were incurred for consulting fees. There were no consulting fees expenses in the same period in 2003.

The majority of our expenses for the nine month period ending September 30, 2003 consists of the following.

Please note that expenses were mostly incurred in 2003 period as the Company was inactive until construction of Modern Town began in June 2003:


$ 58,182 were paid for salaries. There were no salaries expense incurred for the same period in 2002. Our employees were hired in the quarter ending September 30, 2003 to fill positions in our Marketing, Accounting, Information Technology, Administration and Engineering Departments.

$122,020 were paid for advertising costs for Modern Town Units. There were no advertising expenses incurred during the same period in 2002. We have advertised at a number exhibitions and have also advertised in magazines and commercials and on billboards.

A further $7,154 was incurred to print promotional materials such as brochures.

$28,513 was paid for travel and entertainment. Such expenditures were incurred as a result of holding various banquets for the purposes of promoting Modern Town units. There were no such expenditures made in the same period in 2002 as construction had not yet begun.

$27,686 was paid for obtaining the necessary permits for the Licensed Land to be developed.

$15,172 of office expenses were incurred. Expenditures were made for general office supplies for members of our staff. There were no such expenditures made in the same period of 2002 as employees were not hired until the September 30, 2003 quarter.

$13,290 was donated to various charitable organizations. We intend to make on-going contributions in the future. The remaining $16,741 of expenses consists of depreciation, and other miscellaneous expenses. Comparable expenses were not incurred in the 2002 period as sales for and construction of Modern Town had not begun and the Company had no employees in 2002.





LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

Since its inception, the Company has financed its operations through issuance of common shares, Deposits received from the pre-sale of residential units in the Modern Town Project, shareholder loans and advances from an Changzhou Group..A total of 22,750,000 shares were issued for the acquisition of Changzhou Broadway. An additional 2,250,000 shares were issued to pay for consulting services connected with the acquisition of Changzhou Broadway and the development of the Modern Town project. In addition, Changzhou Group advanced $718,402 to Changzhou Broadway during the year ended December 31, 2002.
Changzhou  Group  is  90%  owned  by  Mr.  Jiang  and  10%  owned  by  Ms.  Li.

During the year ended December 31, 2001 Changzhou Broadway acquired the License to 18.68 acres of land in the District of Changzhou, where we are currently developing the Modern Town project. We anticipate that our cash requirements for the foreseeable future will be significant. These will include expenditures for land development and construction in advance of the time sales begin.

Financing for these cash needs will be provided by Mr. Jiang,. President and director of the Company, personally or indirectly through Broadway Investment, Huiton, or Changzhou Group to allow the Company to continue operations. There is no formal agreement in place between the Company and Mr. Jiang to advance these funds, if needed. If advances are required, Mr. Jiang has the ability to advance these funds.

The Company believes that the liquidity and capital resources are sufficient to support operations at the present level for a period of 12 months given that it has obtained Deposits from pre-sales of units at the "Modern Town" project. As of September 30, 2003, we received $11,566,815 for these units. These Deposits are not restricted from being used by the Company prior to completion of the units. We have been utilizing the Deposits received to fund our operations.


December  31,  2002  vs.  December  31, 2001
--------------------------------------------


In the year ended December 31, 2002, cash used in operating activities were $99,550 compared to cash used of $ 247 for the same period in 2001. This unfavorable result occurred in spite of the fact the net loss increased by $ 56,912 because the consulting fees incurred in 2002 were paid in cash, whereas the fees incurred in 2001 were paid by way of common shares.

There was no cash used in investing activities in either the year ended December 31, 2002 or the year ended December 31, 2001.

In the year ended December 31, 2002, cash provided by financing activities were $718,402 compared to $2,531 for same period in 2001. The increase was due to funds that were loaned to the Company by an Changzhou Group of which Mr. Jiang owns 90% and Ms. Li owns 10%..

September 30, 2003 vs. September 30, 2002
-----------------------------------------

In the nine months ended September 30, 2003, cash provided by operating activities were $9,362,041 compared to cash consumed of $ 100,049 in the same period in 2002. This increase in cash was primarily the result of deposits received from the pre-sale of units of Modern Town.

In the nine months ended September 30, 2003, cash consumed by investing activities were $3,996,735. There were no cash used for investing activities during the same period of 2002. The 2003 result was due to funds spent on construction costs for the Modern Town Project and purchase of computers and automobiles.

In the nine months ended September 30, 2003, cash consumed by financing activities were $1,547,128 compared to $652,410 provided by financing activities in the same period in 2002. The 2003 result was due to repayment of shareholder loans and also advances made to Changzhou Group .

Plan of Operations
------------------

The Company's plan of operation for completion of the Modern Town project consist of the following:

Modern  Town  Phase  I:  Present  -  October  2004
-------------------------------------------
We require approximately $600,000 per month from November 2002 through June 2003 and $ 360,000 per month from July through August and $240,000 per month from September through October 2003 for a total of $6 million to complete phase 1. We believe we will be able to sustain operations up until the completion date of October 2004 from the proceeds we have received by pre-selling units of phase I. As of September 30, 2003 we have received $ 11,566,815 in deposits. If however in the event we will require additional financing, Mr. Jiang has the financial ability to advance the necessary funds to complete Phase I.

Modern Town Phase II: June 2004-May 2005
----------------------------------------
We will require a total investment of approximately $22 million to sustain construction. We will require additional financing to begin phase II. Financing will most likely be provided by Mr. Jiang by way of shareholder loan (s). We will also examine other financing options early 2004.

Modern Town Phase III: June 2005-May 2006
-----------------------------------------
Phase III will be similar to Phase II as it will require a total investment of $22 million. We will require additional financing to complete this phase and will consider financing options available to us closer to the construction date.

FACTORS  THAT  MAY  AFFECT  FUTURE  RESULTS  OF  OPERATIONS

Certain risks and uncertainties could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report. Please see Part 1, item 6, "Risk Factor".

ITEM  7.     PART  FINANCIAL  STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles. The following statements required by Item 310 of Regulation S-B are furnished below:
                                                                 Page No.
December 31, 2002
-----------------                                                --------
Independent Auditor's Report dated April 16, 2003__________________27 Consolidated Balance Sheet_________________________________________28
Consolidated Statements of Operations and Deficit__________________29 Consolidated Statements of Changes in Stockholder's Equity_________30 Consolidated Statements of Cash Flows______________________________31
Notes to Financial Statements______________________________________32

The following unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB and, therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that can be expected for the fiscal year ending December 31, 2003.

September 30, 2003                                               Page No.

------------------                                               --------
Consolidated Balance Sheet_________________________________________37
Consolidated Statements of Operations and Deficit-9 Months_________38 Consolidated Statements of Operations and Deficit-3 Months_________39 Consolidated Statements of Cash Flows______________________________40 Notes to Financial Statements______________________________________41

                                ROBERT G. JEFFREY
                           CERTIFIED PUBLIC ACCOUNTANT
                                61 BERDAN AVENUE
                             WAYNE, NEW JERSEY 07470

LICENSED  TO  PRACTICE                                TEL:973-628-0022
IN  NEW  YORK  AND  NEW  JERSEY                       FAX:973-696-9002
MEMBER  OF  AICPA                                     E-MAIL:rgjcpa@erols.com
PRIVATE  COMPANIES  PRACTICE  SECTION
AND SEC PRACTICE SECTION



                  INDEPENDENT AUDITOR'S REPORT



Board  of  Directors
Broadway  International  Development  Corporation

I have audited the accompanying consolidated balance sheet of Broadway International Development Corporation (a development stage company) as of December 31, 2002, and the related consolidated statements of operations and deficit accumulated during development stage, changes in stockholders' equity, and cash flows for the years ended December 31, 2002 and 2001 and the period from December 18, 1995 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadway International Development Corporation and its subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 and the period from December 18, 1995 (date of inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


As described in Note 7 to the financial statements, the Company previously treated the reverse merger of the Company and its subsidiary as an acquisition employing the purchase method of accounting. The effect of this revision on the statement of operations and on net loss per share is described in Note 7.



/s/Robert  G.  Jeffrey
ROBERT  G.  JEFFREY

April  16,  2003
Wayne,  New  Jersey

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2002 (Restated)




ASSETS
------
Current Assets:
    Cash                                           $  621,157
    Miscellaneous receivables                             242
                                                   -----------
    Total current assets                              621,399
                                                   -----------

Fixed Assets:
    Office equipment                                      967
        Less accumulated depreciation                     870
                                                   -----------
                 Net fixed assets                          97
                                                   -----------

Land Held for Development                           2,598,043
                                                   -----------

   Total Assets                                    $3,219,539
                                                   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current Liabilities:
    Customer deposits                       $   35,460
    Accrued liabilities                                 3,798
    Shareholder advances                               16,310
    Due to affiliate                                  638,866
                                                   -----------
    Total current liabilities                         694,434
                                                   -----------


Stockholders' Equity:
Common stock:  authorized 200,000,000 shares of
$.001 par value; 25,000,000 issued and outstanding     25,000
Additional paid-in capital                          2,927,250
Deficit accumulated during development stage        (427,145)
                                                   -----------

Total stockholders' equity                          2,525,105
                                                   -----------

    Total Liabilities and Stockholders' Equity     $3,219,539
                                                   ===========


   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                   ACCUMULATED  DURING  DEVELOPMENT  STAGE





                                                       December 18, 1995
                                                     (Date of Inception)
                          Years Ended December 31,   To December 31, 2002
                            2002         2001
                          (Restated)    (Restate)        (Restated)
                         --------------------------  --------------------
Revenue                  $     -     $    -                 $  -
Expenses                   150,784     206,844              427,997
                         --------------------------  --------------------
Operating loss            (150,784)   (206,844)            (427,997)
Other income - interest        852        -                     852
                         --------------------------  --------------------

Loss accumulated
during development
stage                    $ (149,932)  (206,844)           $(427,145)
                         --------------------------  --------------------

Net loss per share -
    Basic and Diluted    $     (.01)  $   (.01)

Weighted average
    number of shares
    outstanding           25,000,000    23,031,250


   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                               (Restated)



                                                                                               Deficit Accumulated
                                                    Common Stock             Additional        During
                                              Shares            Amount      Paid in Capital    Development Stage     Total
                                       --------------------  ------------  -----------------  -------------------  ----------
Balance January 1, 2001                   20,125,000          $    -        $  97,257           $  (70,369)         $  26,888

Shares issued to acquire land              2,625,000               -        2,598,043                               2,598,043

Shares issued in reverse merger               -                    -            -                                       -

Recapitalization - par value assigned         -                  22,750       (22,750)                                  -

Shares issued for services                 2,250,000              2,250       254,700                                 256,950

Net loss for period                                                                               (206,844)          (206,844)
                                       --------------------  ------------  -----------------  -------------------  ----------
Balance, December 31, 2001                25,000,000             25,000     2,927,250             (277,213)         2,675,037

Net loss for period                                                                               (149,932)          (149,932)
                                       --------------------  ------------  -----------------  -------------------  ----------
Balance, December 31, 2002                25,000,000           $ 25,000   $ 2,927,250          $  (427,145)       $ 2,525,105
                                       ====================  ============  =================  ===================  ==========

  The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                            December 18, 1995
                                                                           (Date of Inception)
                                                Years Ended December 31,    To December 31, 2002
                                                  2002          2001
                                                (Restated)   (Restated)        (Restated)
                                               --------------------------  ---------------------
CASH FLOWS FROM OPERATIONS:
Net loss                                       $ (149,932)  $ (206,844)      $  (427,145)
Charges not requiring the outlay of cash:
    Depreciation                                     -              29               870
    Common stock issued for services               50,382      206,568           256,950
    Changes in assets and liabilities:
        Increase in miscellaneous receivables        -              -               (242)
        Increase in Deposits from customers   -              -             35,460
        Increase in accrued liabilities              -              -              3,798
                                              --------------------------  ---------------------
             NET CASH CONSUMED BY
                 OPERATING ACTIVITIES             (99,550)        (247)         (130,309)
                                              --------------------------  ---------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of office equipment                         -              -              (967)
                                              --------------------------  ---------------------

            NET CASH CONSUMED BY
                INVESTING ACTIVITIES                  -              -              (967)

CASH FLOWS FROM FINANCING
ACTIVITIES:
Advances received from affiliate                   718,402           -           718,402
Advances to affiliate                                 -              -           (82,067)
Repayment of advances from affiliate                  -           2,531            2,531
Shareholder advances                                  -              -            16,310
Common stock issued for cash                          -              -            97,257
                                              --------------------------  ---------------------
            NET CASH PROVIDED BY
                FINANCING ACTIVITIES               718,402        2,531          752,433
                                              --------------------------  ---------------------

NET CHANGE IN CASH BALANCES                        618,852        2,284          621,157

Cash balance, beginning of period                    2,305           21              -
                                              --------------------------  ---------------------
Cash balance, end of period                    $   621,157     $  2,305     $    621,157
                                               ========================== =====================


   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

1.     ORGANIZATION  AND  BUSINESS

ORGANIZATION  OF  COMPANY
The Company is a Nevada Corporation, formed July 31, 2001, as Magnum Industries, Inc. The name was changed to Broadway International Development Corporation on May 16, 2002.

On August 2, 2001, the Company acquired all of the outstanding stock of Changzhou Broadway Business Development Corporation (Changzhou Broadway), a company incorporated in The People's Republic of China, in return for 22,750,000 shares of common stock.

This acquisition has been treated in substance as a capital transaction;it was accounted for as a reverse merger, a procedure that treats the transaction as though Changzhou Broadway had acquired the Company.

DEVELOPMENT  STAGE  ACCOUNTING
The Company is a development stage company, as defined in Statement of Financial Accounting Standards No. 7. Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses. From April 1999 to December 31, 2002, the Company has been in the development stage and all its efforts have been devoted to acquiring Changzhou Broadway and developing the land as noted above. Except for interest on bank deposits no revenue had been realized through December 31, 2002.

BUSINESS
Changzhou Broadway was incorporated in December 1995. Initially, it operated a business selling and installing security systems; it ceased this business in April 1999. On April 2, 2001, Changzhou Broadway acquired a land use license to
7.56 hectares of land in the district of Changzhou. The license was acquired from a company which had acquired it during the year 2000 from The People's Republic of China. This license grants to the holder of the license, until the year 2070, the same authority over the land as if it owned the land. Changzhou Broadway intends to develop the land and construct office buildings, townhouses and single family homes. These structures will then be sold.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

CONSOLIDATED  STATEMENTS
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Changzhou Broadway Business Development Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002




2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D)

CASH
For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

CONCENTRATIONS  OF  CREDIT  RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. At December 31, 2002, Company cash balances were on deposit at a financial institution in the Republic of China.


The Company constructs and sells housing units to a large number of potential homeowners. The Company purchases 25% of its building materials from a small number of major suppliers. The Company does not view this as a significant risk.


RECOGNITION  OF  REVENUE

Revenue will be recognized when the provisions required by Statement of Financial Accounting Standards No. 66 for the full accrual method have been met. These include requirements that the buyer and seller are bound by the terms of a contract; all consideration has been exchanged; any permanent financing for which the seller is responsible has been arranged; and all conditions precedent to closing have been performed.



FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
The carrying amounts of the Company's financial instruments, which include cash, accounts payable, accrued liabilities and amounts due to an affiliate, approximate their fair values at December 31, 2002.

FIXED  ASSETS
Fixed assets are recorded at cost. Depreciation is computed using accelerated methods, with lives of seven years for furniture and equipment and five years for computers.

LAND  HELD  FOR  DEVELOPMENT
Land held for development is recorded at the cost of the land license, plus development costs as they are incurred.

INCOME  TAXES
Deferred income taxes are recorded to reflect the tax consequences or benefits to future years of any temporary differences between the tax basis of assets and liabilities and amounts recorded on the accounting records, and of net operating loss carryforwards.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D)



USE  OF  ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

ADVERTISING  COSTS
The Company will expense advertising costs when the advertisement occurs. There has been no spending thusfar on advertising.

NET  INCOME  PER  SHARE
The Company computes net income (loss) per common share in accordance with SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per common share are computed by dividing the net income available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Accordingly the number of weighted average shares outstanding as well as the amount of net income per share are presented for basic and diluted per share calculations for all periods reflected in the accompanying financial statements.

SEGMENT  REPORTING
Management  will  treat  the  operations  of  the  Company  as  one  segment.


3.     COMMON  STOCK

During the year 2001, the Company issued 22,750,000 shares of its common stock to acquire Changzhou Broadway. An additional 2,250,000 shares of common stock was issued during 2001 for services provided by two consultants. The stock issued for Changzhou Broadway was valued on the basis of land (the principal asset of Changzhou Broadway) which had recently been acquired in a cash transaction. The value of the shares issued for consulting services was based on the fair value of the services rendered.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


4.     RELATED  PARTY  TRANSACTIONS

The majority owner of Changzhou Broadway at the time of its acquisition was the Company president, who is also the majority shareholder of the Company. A company controlled by the Company president advanced $718,402 to the Company during 2002. This advance does not bear interest and is due on demand.

The land license which is held by Changzhou Broadway was acquired on April 2, 2001 from a company controlled by the company president. This latter company acquired the license for cash during the year 2000 from the People's Republic of China.

5.     CUSTOMER  ADVANCES

Two customers prepaid for security systems during 1997 and 1998, but were not ready to receive installation. These customers are expected to be ready for installation during 2004, at which time installation will be accomplished.

6.     INCOME  TAXES

The Company has experienced losses totaling $427,145 during its period of existence. These losses are composed of $256,950 from the Company and $170,195 from Changzhou Broadway. The potential benefit of the portion of the NOL generated by Changzhou Broadway has not been recognized on the books of the Company, as net operating losses (NOL's) do not provide a benefit in The
Republic of China. The United States Internal Revenue Code allows NOL's to be carried forward and applied against future profits for a period of twenty years. The potential benefit of the portion of the NOL generated by the Company has been recognized on the books of the Company, but it has been offset by a valuation allowance. If not used, this NOL carryforward will expire in the year 2022.

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized. The Company has recorded noncurrent deferred tax assets as follows:

               Deferred  Tax  Assets          $87,363
               Valuation  Allowance            87,363
                                               ------
                   Balance  Recognized         $    -
                                               ======

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002



7.     REVISION  OF  FINANCIAL  STATEMENTS

These financial statements have been revised to reflect a change in the accounting for the reverse merger of the Company and Changzhou Broadway. This transaction had previously been accounted for as though the Company had acquired Changzhou Broadway. This revision caused changes in the stockholders' equity section of the balance sheet, an increase of $79,589 in the net loss of the year 2001 and an increase of $149,958 in the net loss accumulated during development stage. There was no change in the net loss per share for any period reported.




8.     EARNINGS  PER  SHARE

                                            Weighted
                              Net           Average  Shares     Per Share
                              Loss          Outstanding            Amount
                             ----         -------------           -------
                                            Year  2002
Loss  allocable  to
      common shareholders   $(149,932)      25,000,000             $(.01)
                            ==========      ==========               ====

                                             Year  2001
                                             ----------
Loss  allocable  to
      common  shareholders  $(206,844)       23,031,250            $(.01)
                            ==========       ==========              ====


9.     RENTALS  UNDER  OPERATING  LEASES

The Company conducts its operations from office space in Vancouver, Canada. Changzhou Broadway operates from office space in China. Both of these facilities are occupied without charge. The Company did not pay rent in 2001 or 2002 and is not now committed to pay rent in the future.

10.     EXPENSES

Expenses reported on the statement of operations for the years 2002 and 2001 were composed principally of consulting fees, as follows:

                                  2002              2001
                                  ----              ----

          Consulting  fees      50,531          $206,568
          Other  expenses          253               276
                            ----------        ----------
          Total  expenses     $150,784          $206,844
                            ==========        ==========

11.     SUPPLEMENTAL  DISCLOSURES  OF  CASH  FLOWS  INFORMATION

There was no cash paid for interest or income taxes during either of the periods presented.

The  following  non-cash  financing  and  investing  activity  occurred:

During 2001, the Company issued 22,750,000 shares of common stock to acquire the assets of Changzhou Broadway. This transaction was treated as a reverse merger, so no cash was acquired by this transaction. In addition, the Company issued 1,625,000 shares to a consultant which assisted in arranging for the acquisition of Changzhou Broadway.


12.     CONTINGENCY

The land license acquired by Changzhou Broadway during 2001 was acquired from a company controlled by the Company president, which acquired the license during 2000 from The People's Republic of China. A 2,000,000RMB ($241,633) portion of the purchase price paid in the 2000 transaction was withheld pending further performance by the Republic. If the payment is not made upon performance, the unpaid amount will become an encumbrance on the land license.

The Company has a consulting agreement with a firm that is assisting with development of the land and providing other services. The fee for the consulting is $250,000. This fee is being expensed over the period in which services are performed. A total of $100,000 had been paid and expensed at December 31, 2002; the balance is due July 31, 2003.

Changzhou Broadway  does  not  carry  insurance  of  any  type.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS




                                         September 30, 2003    December 31, 2002
                                             (Unaudited)            (Audited)
                                       --------------------  -------------------

ASSETS
------

Current Assets:
    Cash                                       $  4,439,335           $  621,157
    Advances to suppliers                         1,027,181                    -
    Advances to affiliate                           891,952                    -
    Prepaid expenses                                866,191                    -
    Other receivables                                 1,564                  242
                                             --------------------  --------------
             Total current assets                 7,226,223              621,399
                                             --------------------  --------------

Fixed Assets:
    Office equipment                                  8,004                  967
    Automobiles                                      99,379                    -
                                             --------------------  --------------
                                                    107,383                  967
        Less accumulated depreciation                 5,572                  870
                                             --------------------  --------------
             Net fixed assets                       101,811                   97
                                             --------------------  --------------

Other Assets:
    Land Held for Development                     2,598,043            2,598,043
    Construction in progress                      3,913,362                    -
                                             --------------------  --------------
Total other assets                                6,511,405            2,598,043
                                             --------------------  --------------

Total Assets                                 $   13,839,439          $ 3,219,539
                                             ====================  ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current Liabilities:
    Customer deposits                 $   11,566,815          $    35,460
    Accounts payable                           1,601                   -
    Accrued liabilities                       26,841                3,798
    Shareholder advances                                -                 16,310
    Advances from affiliate                             -                638,866
                                            --------------------  ---------------
             Total current liabilities.          11,595,257              694,434
                                            --------------------  ---------------


Stockholders' Equity:
Common stock:  authorized 200,000,000 shares of
$.001 par value; 25,000,000 issued and outstanding    25,000              25,000
Additional paid-in capital                         2,927,250           2,927,250
Deficit accumulated during development stage        (708,068)           (427,145)
                                           --------------------  ----------------
             Total stockholders' equity            2,244,182           2,525,105
                                           --------------------  ----------------

Total Liabilities and Stockholders' Equity   $    13,839,439       $   3,219,539
                                           ====================  ================

   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      ACCUMULATED DURING DEVELOPMENT STAGE
                                   (UNAUDITED)




                                                                  December 18, 1995
                                                                 (Date of Inception)
                        Nine Month Periods Ended September 30,    To September 30, 2003
                            2003                 2002
                       ----------------------------------------  ----------------------
Revenue                 $    -               $     -                $       -
Expenses                   288,758               52,122               716,755

Operating Loss            (288,758)              52,122              (716,755)
                       ----------------------------------------  ---------------

Other income-interest        7,835                 -                    8,687
                       ----------------------------------------  ---------------
Loss accumulated
during development
stage                   $ (280,923)             (52,122)            $ (708,068)
                       ========================================  ================

Net loss per share -
    Basic and Diluted   $    (.01)            $   -

Weighted average
    Number of shares
    Outstanding          25,000,000          25,000,000


   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      ACCUMULATED DURING DEVELOPMENT STAGE
                                   (UNAUDITED)




                                                                   December 15, 1995
                                                                  (Date of Inception)
                        Three Month Periods Ended September 30,    To September 30, 2003
                            2003                  2002
                       -----------------------------------------  ----------------------
Revenue                 $   -                  $   -                     $   -

Expenses                  170,201                26,829                   716,755
                       -----------------------------------------  -----------------------

Operating Loss           (170,201)              (26,829)                 (716,755)
Other income-interest       6,485                  -                        8,687
                       -----------------------------------------  -----------------------

Loss accumulated
during development
stage                   $(163,716)               (26,829)             $(708,068)
                       =========================================  =======================

Net loss per share -
    Basic and Diluted   $  (.01)                $  -

Weighted average
    number of shares
    outstanding        25,000,000           25,000,000

   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                      December 18, 1995
                                                                                      (Date of Inception)
                                             Nine Month Periods Ended September 30,    To September 30, 2003
                                                  2003               2002
                                            ----------------------------------------  ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                   $  (280,923)          $  (52,122)             $  (708,068)
Charges not requiring the outlay of cash:
    Depreciation                                 4,702                   -                     5,572
    Common stock issued for services               -                 37,787                  256,950
Changes in assets and liabilities:
    Increase in customer deposits    11,531,355                   -                11,566,815
    Increase in accounts payable                 1,601                   -                     5,399
    Increase in advances to suppliers       (1,027,181)                  -                (1,027,181)
    Increase in prepaid expenses              (866,191)             (85,714)                (866,191)
    Increase in miscellaneous receivables       (1,322)                  -                    (1,564)
                                            ----------------------------------------  ----------------------
            NET CASH PROVIDED (CONSUMED)
                  BY OPERATING ACTIVITIES    9,362,041               (100,049)             9,231,732
                                            ----------------------------------------  ----------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in construction in progress        (3,890,319)                   -               (3,890,319)
Purchase of computers and automobiles         (106,416)                   -                 (107,383)
                                            ----------------------------------------  ----------------------
       NET CASH CONSUMED BY
          INVESTING ACTIVITIES              (3,996,735)                   -               (3,997,702)

CASH FLOWS FROM FINANCING
ACTIVITIES:
Shareholder advances                               -                      -                   16,310
Repayment of shareholder advances              (16,310)                   -                  (16,310)
Common stock issued for cash                       -                      -                   97,257
Advances from affiliate                            -                652,410                  718,402
Advances to affiliate                       (2,570,779)                   -               (2,652,845)
Repayment of advances to affiliate           1,678,827                    -                1,681,357
Repayment of advance from affiliate           (638,866)                   -                 (638,866)
                                            ----------------------------------------  ----------------------

       NET CASH PROVIDED (CONSUMED) BY
            FINANCING ACTIVITIES            (1,547,128)             652,410                 (794,695)
                                            ----------------------------------------  ----------------------
NET CHANGE IN CASH BALANCES                  3,818,178              552,361                4,439,335

Cash balance, beginning of period              621,157                2,305                        -
                                            ----------------------------------------  ----------------------
Cash balance, end of period               $  4,439,335          $   554,666              $ 4,439,335
                                            ========================================  ======================

   The accompanying notes are an integral part of these financial statements.

                 BROADWAY INTERNATIONAL DEVELOPMENT CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                              SEPTEMBER 30, 2003



1.     BASIS  OF  PRESENTATION

The unaudited interim financial statements of Broadway International Development Corporation (the "Company") as of September 30, 2003 and for the three and nine month periods ended September 30, 2003 and 2002, respectively, have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results of operations for the three month and nine month periods ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2003.

Certain information and disclosures normally included in the notes to the consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading. The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2002.

2.     RELATED  PARTY  TRANSACTIONS

A company controlled by the Company president and majority shareholder had advanced $638,866 to the Company through December 31, 2002. This advance was repaid during the six months ended June 30, 2003. In addition, advances totaling $2,570,537 were made to this affiliate during this six month period, and $1,678,585 of it was repaid during the quarter ended September 30, 2003.

3.     MODERN  TOWN  PROJECT

Construction began during the second quarter of 2003 on a real estate development in China which the Company has named Modern Town. This project is expected to have a five year duration and to be developed in three phases. The first phase is scheduled for completion in October 2004. Through September 30, 2003, $3,913,362 had been spent on construction, and an additional $1,027,181 had been advanced to suppliers.

Sales activity also began during the second quarter of 2003. Deposits totaling $11,531,355 were received from purchasers. The sales contracts require delivery of units by October 30, 2004. If a unit is not delivered by October 30, 2004, a penalty of .005% of the amount deposited is to be paid to the buyer. If the unit is not delivered by December 31, 2004, a further penalty of .005% is due and the buyer will have the right to cancel the contract and demand reimbursement of the deposit. There is no restriction on the use of these deposits during the construction period.

4.     SUPPLEMENTARY  DISCLOSURE  OF  CASH  FLOWS  INFORMATION

There was no cash paid for interest during either of the periods presented. Taxes were paid during the 2003 period in the amount of $685,808. These taxes are based on revenue. They have not been expensed on the statement of operations as the revenue has not yet been recognized.

Included in construction in progress is $23,043 of cost which has not yet been paid and is included on the balance sheet as an accrued liability. There were no other non-cash investing or financing activities during either of the periods presented.

                                    PART III

ITEM  1.     INDEX  TO  EXHIBITS

(1)     Financial  Statements  Filed  as  Part  of  the  Registration  Statement

See  "Part  Financial  Statements".

Exhibits  Required  by  Item  601  of  Regulation  S-B

ITEM  2.     DESCRIPTION  OF  EXHIBITS




Exhibit No.  Description
-----------  -----------

Charter Documents:
3.1     Certificate of Incorporation, dated July 31, 2001
3.1 (a) Articles of Incorporation, dated July 31, 2001
3.1 (b) Certificate Amending Articles of Incorporation dated June 4, 2002
3.1 (c) Certificate of Amendment to Articles of Incorporation dated May 30, 2002
3.2     Bylaws, effective July 31, 2001
10.1    Land License - People's Republic of China Land Resource Bureau, granted to Changzhou Broadway Business Development Co., Ltd (Revised)
10.2    Consulting Agreement between Magnum Industries Inc. and McLaren Consultations
        Ltd. effective July 31, 2001
10.3    Consulting Agreement between Magnum Industries Inc. and En Marine International
        Group Inc. made as of August2,2001
10.4    Share Exchange Agreement between Magnum Industries Inc. and Changzhou Broadway
        Business Development Co. Ltd. dated August 2, 2001
10.5    Assets and Share Exchange Agreement between Changzhou Broadway Group Co. Ltd.
        and Changzhou Broadway Business Development

10.6    Consultation  Agreement  between  Global  Projects  Consultations  Inc. and
        Changzhou  Broadway  Business  Development Co. Ltd. dated September 9, 2002
10.7    Addendum  to  Consultation  Agreement between Global Projects Consultations
        Inc.  and  Changzhou  Broadway Business Development Co. Ltd. dated February
        25,  2003

10.8    Standard Purchase Contract-Modern Town Units


31      302 Sarbannes-Oxley Sec 302 Certifications
32      906 Sarbannes-Oxley Sec 906 Certifications

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 17, 2004

                                 BROADWAY  INTERNATIONAL
                                 DEVELOPMENT  CORPORATION


                                 By:  /s/Jiaping  Jiang
                                 ----------------------
                                 JIAPING  JIANG,
                                 Director  and  President